Filed pursuant to Rule 433

Registration File No. 333-180192

Supplementing the Prospectus

dated March 19, 2012

Media Advisory

NIELSEN ANNOUNCES SECONDARY COMMON STOCK OFFERING

12/10/2014

NEW YORK—(BUSINESS WIRE)— Nielsen N.V. (NYSE: NLSN), (the “Company”) a leading global provider of information and insights into what consumers watch and buy, today announced that Valcon Acquisition Holding (Luxembourg) S.à r.l. (the “Selling Shareholder”) intends to offer for sale in an underwritten secondary offering 20,000,000 shares of its common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission. In addition, the Selling Shareholder will grant the underwriter of the offering an option to purchase an additional 3,000,000 shares. The shares to be sold by the Selling Shareholder are attributable to affiliates of The Blackstone Group, Thomas H. Lee Partners, Hellman & Friedman and AlpInvest Partners. The last reported sale price of the Company’s common stock on December 10, 2014 was $43.77 per share.

Citigroup will act as underwriter for the offering.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from:

Citigroup

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Tel: 800-831-9146

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Nielsen

Nielsen N.V. (NYSE: NLSN) is a global information and measurement company with leading market positions in marketing and consumer information, television and other media measurement, online intelligence and mobile measurement. Nielsen has a presence in approximately 100 countries, with headquarters in New York, USA and Diemen, the Netherlands. For more information, visit www.nielsen.com.

Forward-Looking Statements Disclaimer

This news release includes information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as ‘will’, ‘expect’, ‘should’, ‘could’, ‘shall’ and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets Nielsen is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Nielsen’s business and specific risk factors discussed in other releases and public filings made by the Company (including the Company’s filings with the Securities and Exchange Commission). This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of this press release, and we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events, or other factors.

Source: Nielsen N.V.

Nielsen N.V.

Investor Relations: Kate Vanek, 1 646 654 4593

Media Relations: Andrew McCaskill, 1 646 654 5577